Rec'd 11/28/07

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SECURITIES A[redacted] N

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SEC FILE NUMBER
8-23395

RECD S.E.C.

NOV 2 3 2007

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2006 (MM/DD/YY) AND ENDING 09/30/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
TD Ameritrade, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1005 North Ameritrade Place
(No. and Street)

Bellevue (City) NE (State) 68005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Gerber (402) 827-8933
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - if individual, state last, first, middle name)

233 South Wacker Drive #1700 (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 3 1 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, William J. Gerber swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TD Ameritrade, Inc. as of September 30, 2007, are true and correct, I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Name

Chief Financial Officer

Title

Notary Public

GENERAL NOTARY - State of Nebraska
JOAN O'CONNOR
My Comm. Exp. March 6, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) Supplemental Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Consolidated Statement of Financial Condition

TD AMERITRADE, Inc.
(A Wholly Owned Subsidiary of TD AMERITRADE Holding Corporation)
SEC File Number: 8-23395
September 30, 2007
With Report of Independent Registered Public Accounting Firm

0711-0888870

TD AMERITRADE, Inc.
(A Wholly Owned Subsidiary of
TD AMERITRADE Holding Corporation)

Consolidated Statement of Financial Condition

September 30, 2007

Contents

0711-0888870

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
TD AMERITRADE, Inc.

We have audited the accompanying consolidated statement of financial condition of TD AMERITRADE, Inc. (the Company) as of September 30, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of TD AMERITRADE, Inc. at September 30, 2007, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Chicago, Illinois
November 23, 2007

TD AMERITRADE, Inc.
(A Wholly Owned Subsidiary of
TD AMERITRADE Holding Corporation)

Consolidated Statement of Financial Condition

September 30, 2007
(In Thousands, Except Share Amounts)

Assets	
Cash and cash equivalents	$ 172,963
Receivable from broker-dealers	7,366
Receivable from affiliated clearing broker-dealers	28,819
Receivable from affiliates	8,905
Securities owned, at fair value	11,074
Property and equipment, net of accumulated depreciation and amortization of $4,517	18,542
Goodwill	1,696,176
Acquired intangible assets, net of accumulated amortization of $88,941	856,756
Other receivables	3,820
Other assets	6,557
Total assets	$ 2,810,978
Liabilities and stockholder's equity	
Liabilities:	
Accounts payable and accrued liabilities	$ 118,232
Payable to broker-dealers	2,386
Payable to affiliates	6,777
Deferred income taxes, net	318,999
Total liabilities	446,394
Stockholder's equity:	
Common stock, no par value, 200 shares authorized, issued, and outstanding	–
Additional paid-in capital	2,298,646
Retained earnings	65,668
Accumulated other comprehensive income	270
Total stockholder's equity	2,364,584
Total liabilities and stockholder's equity	$ 2,810,978

See accompanying notes.

TD AMERITRADE, Inc.
(A Wholly Owned Subsidiary of
TD AMERITRADE Holding Corporation)

Notes to Consolidated Statement of Financial Condition

September 30, 2007

1. Basis of Presentation and Nature of Operations

Basis of Presentation

The consolidated statement of financial condition includes the accounts of TD AMERITRADE, Inc. and its wholly owned subsidiary (collectively, the Company). Intercompany balances and transactions have been eliminated. The Company is a wholly owned subsidiary of TD AMERITRADE Holding Corporation (the Parent).

Nature of Operations

The Company is an introducing securities broker-dealer. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and various securities exchanges. The Company is required to comply with all applicable rules and regulations of the SEC, FINRA, and securities exchanges in which it maintains membership.

The Company clears its securities transactions on a fully disclosed basis through affiliated clearing broker-dealers.

2. Significant Accounting Policies

Use of Estimates

The preparation of the consolidated statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers temporary, highly liquid investments with an original maturity of three months or less to be cash equivalents.

2. Significant Accounting Policies (continued)

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased are carried at fair value. At September 30, 2007, securities owned primarily consist of marketable fixed-income securities.

Depreciation and Amortization

Depreciation is provided on a straight-line basis using estimated useful service lives of three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Goodwill

The Parent has recorded goodwill for purchase business combinations to the extent the purchase price of each completed acquisition exceeded the fair value of the net identifiable assets of the acquired company. Goodwill resulting from the Parent's acquisition of the Company's former parent, TD Waterhouse Group, Inc. (TD Waterhouse), and other predecessor broker-dealers has been pushed down to the Company. The Company tests goodwill for impairment on at least an annual basis. In performing the impairment tests, the Company utilizes quoted market prices of the Parent's common stock to estimate the fair value of the Parent as a whole. The estimated fair value is then allocated to the Parent's subsidiaries and is compared with the book value of the subsidiaries. No impairment charges resulted from the annual impairment test as of September 30, 2007.

Amortization of Acquired Intangible Assets

Acquired intangible assets are amortized on a straight-line basis over their estimated useful lives, ranging from 10 to 23 years.

2. Significant Accounting Policies (continued)

Long-Lived Assets and Acquired Intangible Assets

The Company reviews its long-lived assets and acquired intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such asset may not be recoverable. The Company evaluates recoverability by comparing the undiscounted cash flows associated with the asset to the asset's carrying amount. Long-lived assets classified as "held for sale," if any, are reported at the lesser of carrying amount or fair value less cost to sell.

Fair Value of Financial Instruments

The Company considers the amounts presented for financial instruments on the consolidated statement of financial condition to be reasonable estimates of fair value based on maturity dates, repricing characteristics, and where applicable, quoted market prices.

Income Taxes

The Company files a consolidated U.S. income tax return with the Parent on a calendar year basis, combined returns for state tax purposes where required, and separate state income tax returns where required. The Company determines and records income taxes as if it were a separate taxpayer, pursuant to a tax sharing agreement with the Parent. Deferred tax assets and liabilities are determined based on the difference between the statement of financial condition carrying amounts and tax bases of assets and liabilities using enacted tax rates expected to apply to taxable income in the periods in which the deferred tax liability or asset is expected to be settled or realized. Accruals for expected tax deficiencies that could arise from separate filings of the Company are recorded in accordance with Statement of Financial Accounting Standards (SFAS) No. 5, *Accounting for Contingencies*, when management determines that a tax deficiency is both probable and reasonably estimable.

2. Significant Accounting Policies (continued)

Foreign Currency Translation

Assets and liabilities of the Company's Canadian subsidiary that are denominated in Canadian dollars are translated into U.S. dollars using the exchange rate in effect at each period-end. The functional currency of the Canadian subsidiary is the local currency; therefore, the effects of foreign currency translation adjustments arising from differences in exchange rates from period to period are included in accumulated other comprehensive income in the consolidated statement of financial condition.

3. Recently Issued Accounting Standards

FIN No. 48

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN No. 48). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's statement of financial condition in accordance with SFAS No. 109, *Accounting for Income Taxes*. FIN No. 48 prescribes a recognition threshold and measurement approach for the statement of financial condition recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 establishes a two-step process for evaluation of tax positions. The first step is recognition, under which the enterprise determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The enterprise is required to presume the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. The second step is measurement, under which a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the statement of financial condition. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. Therefore, FIN No. 48 will be effective for the Company's fiscal year beginning October 1, 2007. The cumulative effect of adopting FIN No. 48 is required to be reported as an adjustment to the opening balance of retained earnings (or other appropriate components of equity) for that fiscal year, presented separately. The Company is analyzing the impact of adopting FIN No. 48.

3. Recently Issued Accounting Standards (continued)

SFAS No. 157

In September 2006, FASB issued SFAS No. 157, *Fair Value Measurements*. SFAS No. 157 clarifies the definition of fair value and the methods used to measure fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. Therefore, SFAS No. 157 will be effective for the Company's fiscal year beginning October 1, 2008. Adoption of SFAS No. 157 is not expected to have a material impact on the Company's consolidated statement of financial condition.

4. Goodwill and Acquired Intangible Assets

The following table summarizes changes in the Company's goodwill and acquired intangible assets for the fiscal year ended September 30, 2007:

	Goodwill	Acquired Intangible Assets
	(In Thousands)	
Balance as of September 30, 2006	$ 1,659,466	$ 911,198
Purchase accounting adjustments, net of income taxes (1)	36,710	–
Amortization of intangible assets	–	(54,442)
Balance as of September 30, 2007	$ 1,696,176	$ 856,756

(1) Purchase accounting adjustments primarily consist of adjustments to liabilities for exit and involuntary termination costs relating to the Parent's acquisition of TD Waterhouse from The Toronto-Dominion Bank (TD) on January 24, 2006. The purchase price allocation for the TD Waterhouse acquisition was finalized as of January 24, 2007, the one-year anniversary of the acquisition. Differences between purchase accounting estimates and actual results that arose prior to January 24, 2007, resulted in adjustments to the purchase price allocation. Any such adjustments arising on or after January 24, 2007, were recorded currently in earnings.

4. Goodwill and Acquired Intangible Assets (continued)

Acquired intangible assets consist of the fair value allocated to client relationships from acquisitions.

5. Property and Equipment

Property and equipment is comprised of the following (in thousands):

Leasehold improvements	$ 16,443
Computer equipment	2,440
Other equipment, furniture, and fixtures	4,176
	23,059
Less accumulated depreciation and amortization	(4,517)
Property and equipment, net	$ 18,542

6. Income Taxes

At September 30, 2007, temporary differences between the statement of financial condition carrying amounts and tax bases of assets and liabilities arise from property and equipment, goodwill, acquired intangible assets, unrealized tax gains on the Money Market Deposit Account agreement described in Note 11, and certain accrued liabilities.

Deferred income taxes consist of the following as of September 30, 2007 (in thousands):

Deferred tax liabilities	$ 353,635
Deferred tax assets	(34,636)
Net deferred tax liabilities	$ 318,999

The Company did not record a valuation allowance against its deferred tax assets as of the beginning or end of fiscal 2007.

7. Exit Liabilities

The Company has recorded exit liabilities associated with the Parent's acquisition of the Company's former parent, TD Waterhouse, which are included in accounts payable and accrued liabilities in the consolidated statement of financial condition. These exit liabilities consist principally of severance pay and other termination benefits and contract termination costs. The following is a summary of the activity in the Company's acquisition exit liabilities during the fiscal year ended September 30, 2007:

	Employee Compensation	Occupancy and Equipment	Professional Services	Total
	(In Thousands)			
Balance, September 30, 2006	$ 23,661	$ 2,678	$ 1,335	$ 27,674
Exit costs recorded	20,308	711	8,504	29,523
Utilized	(35,708)	(734)	(9,135)	(45,577)
Adjustments	(1,872)	(575)	(679)	(3,126)
Balance, September 30, 2007	$ 6,389	$ 2,080	$ 25	$ 8,494

The exit costs recorded during fiscal 2007 relate to purchase accounting adjustments for the Parent's acquisition of TD Waterhouse. Adjustments to purchase accounting estimates arising prior to January 24, 2007 (the one-year anniversary of the TD Waterhouse acquisition) were reflected in "exit costs recorded" as adjustments to the cost of acquiring TD Waterhouse and, therefore, adjusted the amount of goodwill recorded. Adjustments arising on or after January 24, 2007, were reflected in "adjustments" and were included in the determination of net income for the period.

Acquisition employee compensation liabilities are expected to be paid over contractual periods ending in fiscal 2013. Professional services contract termination costs are expected to be paid during the first half of fiscal 2008. Remaining acquisition occupancy and equipment exit liabilities are expected to be utilized over the respective lease periods through fiscal 2016.

8. Net Capital

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934), which requires the maintenance of minimum net capital, as defined. Net capital and the related net capital requirement may fluctuate on a daily basis. Rule 15c3-1 requires that the Company maintain minimum net capital of the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined. At September 30, 2007, the Company had net capital of $75.7 million, which was $67.7 million in excess of the required net capital of $8.0 million.

Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

9. Employee Benefit Plans

The Parent has a 401(k) and profit-sharing plan covering eligible employees of the Company, under which the Company's annual profit-sharing contributions are determined at the discretion of the Parent's Board of Directors. The Company also makes matching contributions pursuant to the plan document. The Company's employees also participate in the Parent's stock option and incentive plans.

10. Commitments and Contingencies

Lease Commitments

The Company leases office space under noncancelable operating leases. The Company also sublets office space under noncancelable subleases. Future minimum rental commitments under such leases and subleases are as follows:

	Leases	Subleases
	(In Thousands)	
Year ending September 30:		
2008	$ 15,614	$ (870)
2009	13,732	(824)
2010	12,039	(608)
2011	10,416	–
2012	7,050	–
Thereafter through 2018	18,829	–
	$ 77,680	$ (2,302)

Legal

Matthew Elvey filed a purported class action complaint against the Company on May 31, 2007, in the United States District Court for the Northern District of California. The complaint alleges that the Company disclosed, inadvertently or intentionally, the e-mail addresses of Elvey and other account holders to spammers, who then sent the account holders e-mail solicitations promoting certain stocks. The complaint includes claims of alleged violations of California and federal statutes and alleged breach of fiduciary duty and requests injunctive and other equitable relief and damages. On July 10, 2007, the plaintiff filed a motion for preliminary injunction, which the Company has opposed. On July 18, 2007, the Company filed a motion to dismiss the plaintiff's amended complaint, which the plaintiff has opposed. The parties, through counsel, have been discussing the matter and exchanging information. As disclosed in a press release dated September 14, 2007, the Company discovered and eliminated unauthorized code from its systems that allowed access to an internal database. The discovery was made as the result of an internal investigation of stock-related spam. Further, the Parent commissioned forensic data experts to assist in its investigation of this issue and results of their combined efforts revealed that (a) client assets held in accounts with the Company remain secure as User IDs, personal identification numbers, and passwords were not stored in this particular database; (b) information

10. Commitments and Contingencies (continued)

such as client e-mail addresses, names, addresses, and phone numbers was retrieved from this database; and (c) while more sensitive information like account numbers, date of birth, and Social Security numbers is stored in this database, the Company has discovered no evidence that it was taken. The Parent hired a third party to investigate and monitor for identity theft. The third party found no evidence of identity theft as a result of this issue. Brad Zigler filed a lawsuit against the Company on September 26, 2007, in the same jurisdiction. Zigler's complaint is on behalf of a purported nationwide class of account holders. The factual allegations of the complaint and the relief sought are substantially the same as those in the Elvey lawsuit.

The Company is subject to lawsuits, arbitrations, claims, and other legal proceedings in connection with its business. Some of the legal actions include claims for substantial or unspecified compensatory and/or punitive damages. A substantial adverse judgment or other unfavorable resolution of these matters could have a material adverse effect on the Company's statement of financial condition. Management believes the Company has adequate legal defenses with respect to the legal proceedings to which it is a defendant or respondent, and the outcome of these pending proceedings is not likely to have a material adverse effect on the statement of financial condition of the Company. However, the Company is unable to predict the outcome of these matters.

Regulatory Matters

In the ordinary course of business, the Company discusses with its regulators matters raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's statement of financial condition. However, the Company is unable to predict the outcome of these matters.

Income Taxes

The Company's federal and state income tax returns are subject to examination by taxing authorities. Because the application of tax laws and regulations to many types of transactions is subject to varying interpretations, amounts reported in the consolidated statement of financial condition could be changed at a later date upon final determinations by taxing authorities. TD has agreed to indemnify the Company for tax obligations, if any, pertaining to activities of TD Waterhouse prior to the acquisition.

10. Commitments and Contingencies (continued)

General Contingencies

In the ordinary course of business, securities transactions for brokerage clients are introduced by the Company and cleared through affiliated clearing brokers on a fully disclosed basis. In the event the affiliated clearing brokers do not fulfill their obligations, the Company may be exposed to risk. Pursuant to agreements between the Company and the clearing brokers, the clearing brokers charge the Company for unsecured losses that result from a client's failure to complete such transactions.

The Company's common stock has been pledged as collateral on the Parent's senior credit facilities.

11. Related-Party Transactions

Money Market Deposit Account Agreement

TD is an affiliate of the Parent, owning approximately 39.9% of the Parent's voting common stock as of September 30, 2007. Three broker-dealer subsidiaries of the Parent, including the Company, TD AMERITRADE Clearing, Inc. (TDA Clearing), and National Investor Services Corp. (NISC), are party to a money market deposit account (MMDA) agreement with TD Bank USA, N.A. (TD Bank USA) and TD, which was entered into on January 24, 2006, in connection with the Parent's acquisition of TD Waterhouse. Under the MMDA agreement, TD Bank USA makes available to clients of the Company money market deposit accounts as designated sweep vehicles. The Company provides marketing and support services with respect to the money market deposit accounts, and TDA Clearing and NISC act as agents for clients of the Company and as record-keepers for TD Bank USA, in each case with respect to the money market deposit accounts. In exchange for providing these services, TD Bank USA pays the Company, TDA Clearing, and NISC collectively a fee based on the yield earned by TD Bank USA on the client MMDA assets (including any gains or losses from sales of investments), less the actual interest paid to clients, a flat fee to TD Bank USA of 25 basis points, and the cost of FDIC insurance premiums. TD Bank USA invests the swept client cash primarily in fixed-income securities backed by Canadian government guarantees, which are highly rated securities.

11. Related-Party Transactions (continued)

In the event the fee computation results in a negative amount, the Company, TDA Clearing, and NISC must pay TD Bank USA the negative amount. This effectively results in the Company, TDA Clearing, and NISC guaranteeing TD Bank USA revenue of 25 basis points on the MMDA agreement, plus the reimbursement of FDIC insurance premiums. The fee computation under the MMDA agreement is affected by many variables, including the type, duration, credit quality, principal balance, and yield of the investment portfolio at TD Bank USA, the prevailing interest rate environment, the amount of client deposits, and the yield paid on client deposits. Because a negative MMDA fee computation would arise only if there were extraordinary movements in many of these variables, the maximum potential amount of future payments the Company could be required to make under this arrangement cannot be reasonably estimated. Management believes the potential for the fee calculation to result in a negative amount is remote and the fair value of the guarantee is immaterial. Accordingly, no contingent liability is carried on the consolidated statement of financial condition for the MMDA agreement.

The MMDA agreement has an initial term of two years from January 24, 2006, and is automatically renewable for successive two-year terms, provided that following the first anniversary of the agreement, the agreement may be terminated by any party upon one year's prior written notice.

Mutual Fund Agreements

The Company, certain of its affiliates, and an affiliate of TD are party to a services agreement, transfer agency agreement, shareholder services agreement, and a dealer agreement pursuant to which certain mutual funds are made available as money market sweep or direct purchase options to company clients, and the Company performs marketing support services with respect to those funds. In consideration for offering the funds and performing the marketing support services, the affiliate of TD compensates the Company in accordance with the provisions of the services agreement. The Company and its affiliates also perform certain services for the applicable fund and receive fees for those services. In the event compensation under the transfer agency agreement, shareholder services agreement, and dealer agreement is less than the minimum compensation called for by the services agreement, the deficit is earned under the services agreement. The services agreement has an initial term of two years from January 24, 2006, and is automatically renewable for successive two-year terms (so long as certain related agreements are in effect), provided that following the first anniversary of the agreement, the

11. Related-Party Transactions (continued)

agreement may be terminated by any party upon one year's prior written notice. The Company may terminate the services agreement upon 120 days' notice if it does not earn monthly fees greater than a specified level.

Canadian Call Center Services Agreement

The Company has a wholly owned subsidiary, TD Waterhouse Canadian Call Center, Inc., for the purpose of contracting with TD for call center services in Canada. Pursuant to the Canadian Call Center Services Agreement, as amended, TD will continue to receive and service client calls at its London, Ontario, site for clients of the Company, until November 30, 2008, unless the agreement is terminated earlier in accordance with its terms.

Other Related-Party Transactions

Receivables from and payables to affiliates resulting from the related-party transactions described above are generally settled in cash on a monthly basis.

The Company settles consolidated and combined current income tax payables and receivables with the Parent periodically, as amounts become due to or from the taxing authorities. Accounts payable and accrued liabilities includes $40.4 million of income taxes payable to the Parent as of September 30, 2007.

END